P.E. 2/1/02

02014959

Form 6-K

Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2002

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

INCORPORATION BY REFERENCE

Pursuant to Item 12(c) of Form F-3, Unilever PLC hereby identifies this Report on Form 6-K as being incorporated by reference into the Registration Statement on Form F-3 filed with Securities and Exchange Commission on September 22, 2000, by Unilever N.V., Unilever PLC, Unilever United States, Inc. and Unilever Capital Corporation.

Unilever

NEWS RELEASE

Contact: Paul W. Wood
Unilever United States, Inc.
390 Park Avenue
New York, NY 10022
(212) 418-8806

Embargoed: Not for publication or broadcast before 2:00 a.m. (EST), Thursday, February 14, 2001

UNILEVER FOURTH QUARTER AND ANNUAL RESULTS 2001
(Unaudited and provisional)

New York, NY -- February 14, 2002 -- Faster growth in the leading brands, strong expansion of operating margin and excellent progress with the integration of Bestfoods and our other acquisitions, were the highlights of a successful year. This underpins our confidence that we will fully achieve our Path to Growth targets.

FINANCIAL HIGHLIGHTS

Constant exchange rates (2000 average)					Current exchange rates	
Fourth Quarter 2001		€ Millions	Full Year 2001		Full Year 2001	
13,399	(1)%	Total Turnover *	53,400	11%	52,206	9%
1,919	21%	Total Operating profit * – beia **	7,416	28%	7,269	25%
542	173%	Pre-tax profit / (loss)	3,698	35%	3,624	33%
228	123%	Net profit / (loss)	1,858	66%	1,838	66%
1,006	41%	Net profit – beia **	3,602	12%	3,543	10%
		Per N.V. share (€0.51), Euro				
0.22	122%	Earnings per share (EPS)	1.84	69%	1.82	70%
1.01	43%	EPS (beia) **	3.61	12%	3.55	11%
		Per PLC share (1.4p), Eurocent				
3.27	122%	Earnings per share (EPS)	27.57	69%	27.27	70%
15.16	43%	EPS (beia) **	54.19	12%	53.29	11%

* Includes our share of Joint Ventures
** Before exceptional items and amortization of goodwill and intangibles

KEY FEATURES FOR THE YEAR

- **Sales growth of our leading brands reached 5.3% for the year, a marked increase in momentum, and they now represent 84% of our business.**
- **Operating margin (beia) moved strongly ahead to 13.9% for the year, compared to 12.0% in 2000.**
- **Savings from restructuring and global buying are comfortably on plan, with further benefits from media efficiencies.**
- **Earnings per share (beia) grew 12.2%, in line with our Path to Growth commitment.**

- **Cashflow from operations rose by 11% to € 7.5 billion with an additional € 3.6 billion from disposals.**
- **Proposed final dividend of €1.06 per N.V. ordinary share and 9.89p per PLC ordinary share, increases the total dividend per share by 9% for N.V. and by 11% for PLC.**

CHAIRMEN'S COMMENT & OUTLOOK

The past year has shown the great strength of our business and underlined our ability to execute substantial change. We have made excellent progress with the integration of Bestfoods, implemented our new Divisional structure and dealt effectively with a more challenging business environment. Our performance is a testimony to the everyday appeal of our brands and particularly to the professionalism of our people.

A step-up in the growth of our leading brands, a record operating margin, strong cash flow and the continued reshaping of our portfolio all provide confidence about the plans we have in place and our ability to deliver against them – on time and in full.

Our new Divisional structure of Foods and Home & Personal Care is already accelerating execution of our business plans and has strengthened our capability to deliver more, and bigger, innovations which provide the fuel for brand growth.

In Foods we have seen a marked increase in both growth and profitability through the year. This has been broad based across brands and geography, with the most notable improvements coming from Europe and throughout our global Ice Cream business. There were excellent contributions from Slim·Fast, Ben & Jerry's and from Amora Maille and the integration of Bestfoods has proceeded very well with the synergy benefits being delivered ahead of plan.

In Home & Personal Care we have made further good progress, with particularly strong contributions from Skin, Hair and Deodorants and a robust performance from Laundry, partly offset by a decline in Prestige Fragrances due to tough market conditions.

In 2002 we are planning to sustain the growth of the leading brands, reinforced by those of Bestfoods, and to deliver low double-digit growth in earnings per share, before exceptional items and goodwill amortization.

N. W. A. FitzGerald
Chairman, Unilever PLC

A. Burgmans
Chairman, Unilever N.V.

# # #

UNILEVER BACKGROUND: Unilever is one of the world's largest consumer products companies with annual sales of approximately $49 billion in 2001. It produces and markets a wide range of foods and home and personal care products. Unilever operates in 88 countries around the globe and employs approximately 279,000 people.

In the United States, Unilever sales were approximately $11 billion in 2001. It employs some 28,000 people and has 80 offices and manufacturing sites in 26 states.

The business comprises:

Foods: Lipton teas, recipe products and side dishes; Wish-Bone salad dressings; Lawry's seasonings; Country Crock and "I Can't Believe It's Not Butter!" spreads; Ragú pasta sauces; Knorr soups, sauces and bouillons; Hellmann's mayonnaise; Skippy peanut butter; Bertolli olive oil; Good-Humor, Breyers and Ben & Jerry's ice cream; and Slim-Fast nutritional and health snack products.

Home and Personal Care: Wisk, "all" and Surf laundry detergents; Snuggle fabric softener; Sunlight dish detergents; Lever 2000, Caress, Dove, Degree, Pond's and Vaseline skin care, deodorant and soap products; Q-tips cotton swabs; Mentadent oral care products; Finesse, Salon Selectives, Suave and ThermaSilk hair care products; and Calvin Klein, Nautica and Lagerfeld cosmetic and fragrance products.

FOURTH QUARTER AND FULL YEAR FINANCIAL RESULTS (at constant exchange rates)

Underlying sales grew by 4% in the quarter, and by 4% for the year. The impact of our disposal program led to sales in the quarter being 1% lower than last year. Sales for the year, including the impact of acquisitions and disposals, were 11% ahead.

Operating profit, before exceptional items and amortization of goodwill and intangibles (beia), increased by 21% in the quarter and by 28% for the year. Operating margin (beia) in the quarter was 14.3%, an increase of 250 basis points over last year, and for the full year rose by 190 basis points to 13.9%.

Amortization of goodwill and intangibles was €368 million in the quarter and €1,436 million for the year, including €1,186 million for Bestfoods.

Net interest was €1,058 million higher than last year, reflecting the increased level of borrowings related to acquisitions. In the quarter, interest was €395 million, down from €449 million in the same period last year, as we benefited from the continuing strong cash flow from operations, proceeds of business disposals, and lower interest rates.

Exceptional items for the year were €620 million, which includes €1,564 million of restructuring investment and profits on disposals of €944 million. Of the latter, €828 million relates to the profit on the sale of the brands to secure regulatory approval for our acquisition of Bestfoods. Associated costs included in operating profit (beia) were €393 million for the year, of which €127 million fell in the fourth quarter.

The effective tax rate for the year is 43% and reflects the non-tax-deductibility of Bestfoods goodwill amortization and a tax rate on the net exceptional charges of 39%. The underlying rate of tax for normal trading operations is 33%.

Net profit for the year is up 66% to €1,858 million. Excluding exceptional items and goodwill amortization, net profit rose by €374 million, or by 12%.

Earnings per share (beia) rose by 43% in the quarter and by 12% for the full year. Earnings per share rose by 69% for the full year.

When expressed at **current rates of exchange**, earnings per share (beia) were up 11% for the full year. Earnings per share rose by 70%.

FULL YEAR PERFORMANCE BY REGION (at constant exchange rates)

The following regional commentary is based on operating profit before exceptional items and amortization of goodwill and intangibles.

EUROPE: **Strong all-round performance with good growth in both sales and profitability.**

Sales were ahead in the year by 6% with an underlying sales growth of 4%. Growth was broad based and included a strong contribution from Central and Eastern Europe.

In Western Europe, the success of *pro·activ, Culinesse* and *Bertolli* in Spreads and Cooking Products, the *4 Salti in Padella* range of high quality frozen ready meals and the expansion of *Slim·Fast*, led to a step-up in the growth rate for Foods. *Cornetto* and *Carte d'Or* both grew strongly through innovation, while in Culinary there was continued momentum in Amora Maille and we started to see the strength of the *Knorr* brand.

In Personal Care the leading brands maintained their good rate of growth, led by range extensions in *Dove* and *Signal* and by *Rexona*. *Dove* shampoo was launched in eight countries by the end of the year and the initial response has been very positive. The success of the *Vaporesse* ironing aid in Fabric Conditioners together with a solid response to a more competitive environment in Fabric Wash helped Laundry to grow. We continued to enjoy good rates of growth in *Domestos* and *Cif* through the success of easy-to-use wipes and the launch of *Domestos Biactif* and mousse.

In Central and Eastern Europe we have seen strong growth, most notably Leaf Tea in Russia, the launch of soups and *Delmy* mayonnaise and broad based progress in Home & Personal Care.

Operating margins of 14.7% in Europe are 200 basis points ahead of last year, due to restructuring, buying and marketing support efficiencies, and portfolio improvement.

NORTH AMERICA: Major portfolio change improves long term growth and profit profile with the year being one of transition as we integrate our acquisitions.

Sales were ahead by 16% with an underlying growth of 2%.

In our Home & Personal Care mass business underlying sales growth was 2.5%, skewed towards the first half of the year, due to the phasing of innovation. There were good performances by our brands across the Skin, Hair and Deodorant categories, notably *Dove* and *Suave.*

In Prestige Fragrance our sales declined, reflecting both the sale of Elizabeth Arden and weaknesses in department stores and travel retail following the tragic events of September 11th. The decline in underlying sales reduced the overall North American growth rate by nearly a percentage point.

Our Foods Business recorded an underlying sales growth of just over 3% for the year.

The integration of *Ben & Jerry's* proceeded well and sales grew 8% in the year. This, together with strong sales of *Breyers* Impulse and Multipacks consolidated our market leadership. *Slim·Fast* continued to expand and is now close to €1 billion sales. Spreads grew with the introduction of Calcium variants of the *Shedd's* and *I Can't Believe It's Not Butter*! ranges. In Culinary Products, sales were flat due to competitive activity and our focus on integration. In Tea, sales declined as we focused on margin improvement and brand convergence.

Operating margin has moved ahead by 140 basis points reflecting the benefits of portfolio change, restructuring, global procurement and marketing support efficiencies.

AFRICA, MIDDLE EAST AND TURKEY: Continued resilience in a challenging economic environment.

Sales grew by 10% with an underlying growth of 7%. Price increases have had priority to protect margins in countries where there has been devaluation, in particular South Africa and Turkey. Growth is broad based across our brands, with the strongest country contributions coming from South Africa, Nigeria and Ghana. There were good performances by *Omo*, relaunched with an improved formulation, *Close-up* in West Africa where we continue to strengthen our position in Oral Care and with *Dove.*

Operating margin at 11.0% is 100 basis points ahead of last year, reflecting focused management in challenging economic conditions.

ASIA AND PACIFIC: Strong advance in profitability with continuing good growth.

Total sales grew by 6% with underlying sales ahead by the same amount.

In Southeast Asia and Japan sales growth exceeded 10%. Notable were: a strong performance in Japan with the successful launch of *Dove* shampoo; *Lipton* Ready-to-Drink Tea through the alliance with Suntory; and our Skin business through *Pond's* and *Dove.* In Southeast Asia our Personal Care brands powered ahead in all countries led by new variants of *Sunsilk*, increased market penetration for *Rexona* and excellent performances in Indonesia from *Citra* and *Pepsodent* following its relaunch.

In India, the more focused brand portfolio delivered improved growth and profitability. There were particularly strong performances by *Sunsilk* and *Clinic* in Hair, *Rin* and *Wheel* in Laundry, and *Fair and Lovely* range extensions in Skin Care. In Foods, sales have been flat as we have been aggressively improving margins and eliminating poor-performing brands.

In China, strong growth in Ice Cream and Food Service has partly offset declines in retail. In this sector the strong growth in the modern trade has led us to re-shape our selling and distribution system. In the year we made substantial progress towards profitability.

Operating margin for the year has advanced by 230 basis points reflecting the benefits of global procurement, improved Foods profitability and a stronger mix through the growth in Personal Care.

LATIN AMERICA: **Encouraging performance against a difficult background.**

Total sales moved ahead by 27% with an underlying sales growth of 5%.

A key feature of the year has been our determination to move pricing to recover devaluation-driven cost increases and so protect our margin structure.

Mexico sustained strong growth throughout the year. The key drivers have been: *Sedal*, which reached an 8% share in the Hair Care market in its first year since launch; further progress in Spreads, Deodorants and Skin Care; and a successful expansion of the *Holanda* Ice Cream business.

In Argentina, markets declined as consumer income reduced; however our market shares remain strong. In Brazil volumes were impacted by the strong price increases needed to restore margins but underlying sales moved ahead with strong innovation under the *Rexona* brand.

Operating margin for the year at 13.0% is 220 basis points ahead of last year reflecting the benefits of portfolio change, global procurement, restructuring and improved Ice Cream profitability.

FINAL DIVIDEND

The Boards will recommend to the Annual General Meetings, to be held on May 8, 2002, a final dividend of €1.06 per €0.51 ordinary share of Unilever N.V., an increase of 12% over last year and a final dividend of 9.89p per 1.4p ordinary share of Unilever PLC, an increase of 14% over last year. This will bring the total dividend to €1.56 per ordinary share of €0.51, an increase of 9% over last year and 14.54p per ordinary share of 1.4p, an increase of 11% over last year.

CASH FLOW

Cash flow from operations for the year 2001 was €7.5 billion compared with €6.7 billion in 2000. This is the result of strong underlying cash generation through sales growth and the expansion of operating margin, partly offset by higher cash restructuring costs.

The disposal of acquired businesses held for resale, and the sale of the brands to secure regulatory approval for our acquisition of Bestfoods, were the major contributors to €3.6 billion proceeds from disposals.

Higher net interest costs reflect the funding of acquisitions made in 2000.

BALANCE SHEET

Net debt has been reduced to €23.2 billion from €26.5 billion at the end of 2000.

Capital and reserves decreased by €1.0 billion to €7.2 billion. Net Profit of €1.8 billion and goodwill write-backs on disposals of €0.3 billion were offset by the dividend of €1.6 billion, €0.4 billion purchases of own shares to meet option obligations, and a €1.1 billion currency retranslation. Included in this currency retranslation is an adjustment of €(474) million due to the devaluation of the Argentinian peso.

EURO REPORTING

Information in sterling and U.S. dollars is available as a supplement to this Euro report.

CONSOLIDATED PROFIT AND LOSS ACCOUNT - CONSTANT EXCHANGE RATES (unaudited)

In the profit and loss account given below, the results in both years have been translated at constant exchange rates, being the annual average exchange rates for 2000. This reporting convention facilitates comparisons since the impact of exchange rate fluctuations is eliminated.

Fourth Quarter 2001	Fourth Quarter 2000	% Incr./ (Decr.)	€ Millions – constant	Full Year 2001	Full Year 2000	% Incr /(Decr.)
13,399	13,475	(1)%	**TOTAL TURNOVER**	53,400	48,007	11 %
(193)	(203)		Less: Share of turnover of joint ventures	(717)	(473)	
13,206	13,272	- %	**GROUP TURNOVER**	52,683	47,534	11 %
900	(317)	384 %	**GROUP OPERATING PROFIT / (LOSS)**	5,275	3,302	60 %
1,876	1,554	21 %	Group operating profit beia *	7,292	5,719	28 %
(619)	(1,523)		Exceptional items	(620)	(1,991)	
(357)	(348)		Amortization of goodwill and intangibles	(1,397)	(426)	
32	23		Add: Share of operating profit of joint ventures	85	57	
932	(294)	418 %	**TOTAL OPERATING PROFIT / (LOSS)**	5,360	3,359	60 %
1,919	1,586	21 %	Total operating profit beia *	7,416	5,785	28 %
(619)	(1,523)		Exceptional items	(620)	(1,991)	
(368)	(357)		Amortization of goodwill and intangibles	(1,436)	(435)	
5	(4)		Other income from fixed investments	12	(4)	
(395)	(449)		Interest	(1,674)	(616)	
542	(747)	173 %	**PROFIT / (LOSS) BEFORE TAXATION**	3,698	2,739	35 %
(256)	(170)		Taxation	(1,591)	(1,406)	
286	(917)	131 %	**PROFIT / (LOSS) AFTER TAXATION**	2,107	1,333	58 %
(58)	(63)		Minority Interests	(249)	(215)	
228	(980)	123 %	**NET PROFIT / (LOSS) AT CONSTANT 2000 EXCHANGE RATES**	1,858	1,118	66 %
1,006	712	41 %	**Net Profit before exceptional items & amortization of goodwill and intangibles (Constant rates)**	3,602	3,228	12 %

* beia means before exceptional items and amortization of goodwill and intangibles.

CONSOLIDATED PROFIT AND LOSS ACCOUNT - CURRENT EXCHANGE RATES (unaudited)

The profit and loss account given below is stated at current exchange rates i.e. the results in both years have been translated at the exchange rates prevailing during the appropriate period; further information is given on page 12. The reported results are therefore impacted by exchange rate movements between the periods.

Fourth Quarter 2001	Fourth Quarter 2000	% Incr./ (Decr.)	€ Millions – current	Full Year 2001	Full Year 2000	% Incr /(Decr.)
13,048	13,834	(6)%	**TOTAL TURNOVER**	52,206	48,066	9 %
(182)	(216)		Less: Share of turnover of joint ventures	(692)	(484)	
12,866	13,618	(6)%	**GROUP TURNOVER**	51,514	47,582	8 %
879	(296)	398 %	**GROUP OPERATING PROFIT / (LOSS)**	5,174	3,302	57 %
1,841	1,590	16 %	Group operating profit beia *	7,149	5,729	25 %
(609)	(1,528)		Exceptional items	(588)	(1,992)	
(353)	(358)		Amortization of goodwill and intangibles	(1,387)	(435)	
32	24		Add: Share of operating profit of joint ventures	84	57	
911	(272)	435 %	**TOTAL OPERATING PROFIT / (LOSS)**	5,258	3,359	57 %
1,882	1,627	16 %	Total operating profit beia *	7,269	5,794	25 %
(609)	(1,528)		Exceptional items	(588)	(1,992)	
(362)	(371)		Amortization of goodwill and intangibles	(1,423)	(443)	
5	(5)		Other income from fixed investments	12	(4)	
(389)	(469)		Interest	(1,646)	(632)	
527	(746)	171 %	**PROFIT / (LOSS) BEFORE TAXATION**	3,624	2,723	33 %
(241)	(174)		Taxation	(1,547)	(1,403)	
286	(920)	131 %	**PROFIT / (LOSS) AFTER TAXATION**	2,077	1,320	57 %
(56)	(64)		Minority Interests	(239)	(215)	
230	(984)	123 %	**NET PROFIT / (LOSS) AT EXCHANGE RATES CURRENT IN EACH PERIOD**	1,838	1,105	66 %
996	716	39 %	**Net Profit before exceptional items & amortization of goodwill and intangibles**	3,543	3,223	10 %
			COMBINED EARNINGS PER SHARE (Current rates)			
0.22	(1.01)	122 %	- per €0.51 ordinary share (Euros)	1.82	1.07	70 %
0.22	(0.98)	122 %	- per €0.51 ordinary share – diluted (Euros)	1.77	1.05	69 %
3.30	(15.10)	122 %	- per 1.4p ordinary share (Euro cents)	27.27	16.08	70 %
3.22	(14.72)	122 %	- per 1.4p ordinary share – diluted (Euro cents)	26.54	15.69	69 %
			Preference dividends	(51)	(44)	
			Dividends on ordinary capital	(1,530)	(1,414)	
			Result for the year retained	257	(353)	

*** beia means before exceptional items and amortization of goodwill and intangibles**

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES (unaudited)

€ Millions

	Full Year	
	2001	**2000**
Net profit	1,838	1,105
Currency retranslation *	(1,058)	(237)
Total recognized gains	780	868

MOVEMENTS IN SHAREHOLDERS' EQUITY (unaudited)

€ Millions

	Full Year	
	2001	**2000**
Shareholders' equity as of January 1	8,169	7,761
Net profit	1,838	1,105
Dividends	(1,581)	(1,458)
Goodwill movements	274	1,193
Currency retranslation *	(1,069)	(248)
Change in number of shares or certificates of shares held in connection with share options	(436)	(184)
Shareholders' equity as of December 31	7,195	8,169

SUMMARY BALANCE SHEET (unaudited)

€ Millions

	As of December 31	
	2001	**2000**
Goodwill and Acquired businesses held for resale	25,097	28,133
Fixed assets	10,124	10,996
Stocks	5,343	5,421
Debtors	10,094	9,817
Cash and current investments	2,301	3,273
Trade & other creditors	(12,738)	(12,708)
	40,221	44,932
Borrowings	25,500	29,741
Provisions for liabilities and charges	6,862	6,404
Minority interests	664	618
Capital and reserves	7,195	8,169
	40,221	44,932

* Includes a currency retranslation loss of €(474) million due to the devaluation of the Argentinian peso.

CASH FLOW STATEMENT (unaudited)

€ Millions	Full Year 2001	Full Year 2000
Cash flow from operating activities *	7,497	6,738
Dividends from joint ventures	82	38
Returns on investments and servicing of finance	(1,887)	(798)
Taxation	(2,205)	(1,734)
Capital expenditure and financial investment	(1,358)	(1,061)
Acquisitions and disposals	3,477	(27,373)
Dividends paid on ordinary share capital	(1,420)	(1,365)
CASH INFLOW / (OUTFLOW) BEFORE MANAGEMENT OF LIQUID RESOURCES AND FINANCING	4,186	(25,555)
Management of liquid resources	1,106	2,464
Financing	(5,098)	22,902
INCREASE / (DECREASE) IN CASH IN THE PERIOD	194	(189)

RECONCILIATION OF CASH FLOW TO MOVEMENT IN NET FUNDS/(DEBT) (unaudited)

	2001	2000
NET FUNDS / (DEBT) AS OF JANUARY 1	(26,468)	684
INCREASE / (DECREASE) IN CASH IN THE PERIOD	194	(189)
Cash flow from (increase) / decrease in borrowings	5,095	(22,920)
Cash flow from increase / (decrease) in liquid resources	(1,106)	(2,464)
Change in net funds / (debt) resulting from cash flows	4,183	(25,573)
Borrowings within group companies acquired	(1)	(3,113)
Borrowings within group companies sold	3	2
Liquid resources within group companies acquired	-	13
Liquid resources within group companies sold	-	-
Non cash movements	(408)	455
Currency retranslation	(508)	1,064
MOVEMENT IN NET FUNDS / (DEBT) IN THE PERIOD	3,269	(27,152)
NET FUNDS / (DEBT) AS OF DECEMBER 31	(23,199)	(26,468)

*** Includes payments of €550 million in 2000 to settle share options and similar obligations in Bestfoods consequent to the change of control.**

GEOGRAPHICAL ANALYSIS (unaudited)

Fourth Quarter			€ Millions	Full Year			
2001*	2000*	% Incr./ (Decr.)*		2001**	2001*	2000*	% Incr./ (Decr.) *
13,399	13,475	(1)%	**TOTAL TURNOVER**	52,206	53,400	48,007	11 %
4,905	5,056	(3)%	Europe	20,220	20,233	19,071	6 %
3,313	3,396	(2)%	North America	13,880	13,543	11,679	16 %
996	973	2 %	Africa, Middle East & Turkey	3,455	3,843	3,499	10 %
2,215	2,167	2 %	Asia and Pacific	8,046	8,558	8,091	6 %
1,970	1,883	5 %	Latin America	6,605	7,223	5,667	27 %
1,919	1,586	21 %	**TOTAL OPERATING PROFIT** before exceptional items and amortization of goodwill and intangibles	7,269	7,416	5,785	28 %
656	484	36 %	Europe	2,967	2,978	2,419	23 %
568	523	9 %	North America	1,973	1,923	1,494	29 %
107	101	7 %	Africa, Middle East & Turkey	380	422	352	20 %
329	227	44 %	Asia and Pacific	1,077	1,154	908	27 %
259	251	3 %	Latin America	872	939	612	53 %
14.3 %	11.8 %		**TOTAL OPERATING MARGIN** before exceptional items and amortization of goodwill and intangibles	13.9 %	13.9 %	12.0 %	
13.4 %	9.6 %		Europe	14.7 %	14.7 %	12.7 %	
17.1 %	15.4 %		North America	14.2 %	14.2 %	12.8 %	
10.7 %	10.3 %		Africa, Middle East & Turkey	11.0 %	11.0 %	10.0 %	
14.9 %	10.5 %		Asia and Pacific	13.4 %	13.5 %	11.2 %	
13.1 %	13.4 %		Latin America	13.2 %	13.0 %	10.8 %	

* at constant 2000 annual average exchange rates.
** at exchange rates current in the year.

OPERATIONAL ANALYSIS (unaudited)

Fourth Quarter 2001 *	Fourth Quarter 2000 *	% Incr./ (Decr.)*	€ Millions	Full Year 2001 **	Full Year 2001 *	Full Year 2000 *	% Incr./ (Decr.)*
13,399	13,475	(1)%	**TOTAL TURNOVER**	52,206	53,400	48,007	11 %
7,138	7,253	(2)%	Foods	28,796	29,186	24,258	20 %
2,412	2,400	1 %	Oil and dairy based foods and bakery	8,713	8,851	8,020	10 %
1,482	1,572	(6)%	Ice cream and beverages	7,838	7,964	7,814	2 %
3,244	3,281	(1)%	Culinary and frozen products	12,245	12,371	8,424	47 %
2,720	2,611	4 %	Home Care and Professional Cleaning	10,467	10,884	10,284	6 %
3,353	3,376	(1)%	Personal Care	12,310	12,685	12,590	1 %
188	235	(20)%	Other Operations	633	645	875	(26)%
1,919	1,586	21 %	**TOTAL OPERATING PROFIT / (LOSS)** before exceptional items and amortization of goodwill and intangibles	7,269	7,416	5,785	28 %
1,093	761	43 %	Foods	4,140	4,166	2,803	49 %
465	323	44 %	Oil and dairy based foods and bakery	1,334	1,345	1,056	27 %
49	(80)	163 %	Ice cream and beverages	870	881	683	29 %
579	518	12 %	Culinary and frozen products	1,936	1,940	1,064	82 %
195	210	(6)%	Home Care and Professional Cleaning	886	926	918	1 %
626	601	4 %	Personal Care	2,219	2,298	2,035	13 %
5	14	(61)%	Other Operations	24	26	29	(7)%
14.3 %	11.8 %		**TOTAL OPERATING MARGIN** before exceptional items and amortization of goodwill and intangibles	13.9 %	13.9 %	12.0 %	
15.3 %	10.5 %		Foods	14.4 %	14.3 %	11.6 %	
19.2 %	13.4 %		Oil and dairy based foods and bakery	15.3 %	15.2 %	13.2 %	
3.3 %	(5.1)%		Ice cream and beverages	11.1 %	11.1 %	8.7 %	
17.9 %	15.8 %		Culinary and frozen products	15.8 %	15.7 %	12.6 %	
7.2 %	8.0 %		Home Care and Professional Cleaning	8.5 %	8.5 %	8.9 %	
18.6 %	17.8 %		Personal Care	18.0 %	18.1 %	16.2 %	
2.7 %	5.7 %		Other Operations	3.8 %	4.0 %	3.3 %	

* at constant 2000 annual average exchange rates.
** at exchange rates current in the year.

NOTES

Exchange Rates

The results for 2001 and the comparative figures for 2000 have been translated at constant average rates of exchange, being the annual average rates for 2000. For our reporting currencies these were €1 = £0.61 = U.S. $0.92. In addition, the results, earnings per share and cash flow statement have been translated at rates current in each period. For our reporting currencies these were:

	Fourth Quarter	Full Year
2001	€1 = £0.62 = U.S. $0.90	€1 = £0.62 = U.S. $0.90
2000	€1 = £0.61 = U.S. $0.86	€1 = £0.61 = U.S. $0.92

The current rate results for 2000 differ from the 2000 results translated at annual average rates for that year because the Bestfoods results were translated at the average rates of exchange for the fourth quarter. The annual average rates have been applied for constant rate reporting.

The balance sheet figures have been translated at year-end rates of exchange. For our reporting currencies these were €1 = £0.61 = U.S. $0.89 (December 31, 2000: €1 = £0.62 = U.S. $0.93).

Acquisitions

In 2001, the effect on turnover and operating profit of acquisitions made in the year was not material.

Disposals

On January 8, 2002, Unilever in the Netherlands and Golden Hope Plantations Berhad in Malaysia announced a definitive agreement for the sale of Unilever's Unimills refinery business at Zwijndrecht, the Netherlands to Golden Hope for approximately €60 million in cash. The intention to sell Unimills was announced on June 27, 2001 and the discussions with Golden Hope Plantations were announced in November 2001. The Unimills refinery has annual sales to third parties of €130 million.

On December 20, 2001, we announced the completion of the sale of Unipath Limited, the women's health diagnostics business to Inverness Medical Innovations Inc of Waltham, Massachusetts, USA, for £103 million (€166 million) in cash. The intention to sell Unipath was announced on June 19, 2001. Unipath's sales in 2000 were approximately £60 million (€97 million).

On November 20, 2001, we announced a definitive agreement to sell our DiverseyLever institutional and industrial cleaning business to Johnson Wax Professional for some U.S. $1.0 billion (€1.1 billion) in cash and a loan note of U.S. $279 million (€310 million). We will also take a one-third equity share in the combined business. A valuation of around U.S. $300 million (€330 million) for this one-third equity share brings the total worth of the transaction to Unilever to approximately U.S. $1.6 billion (€1.75 billion). Total turnover of DiverseyLever for the 12 months to December 2001, excluding sales of the consumer brands which Johnson Wax Professional will distribute for Unilever under a separate sales agency agreement, was approximately U.S. $1.5 billion (€1.7 billion).

Acquired businesses held for resale

A number of Bestfoods businesses were expected to be sold within a year from their purchase. The assets and liabilities of those businesses, after adjustment to their estimated net proceeds of sale, were included within 'Acquired businesses held for resale' in the balance sheet at the end of 2000. All of these businesses have now been sold and any differences between actual and estimated proceeds have been adjusted in goodwill. The results of these businesses for the period up to disposal are not included in the Profit & Loss Account.

Reporting of total turnover and total operating profit

The term 'Total' means Group (turnover and operating profit) plus our share of the joint ventures (turnover and operating profit) net of our share of any sales to the joint ventures already included in the Group figures.

DIVIDENDS

The Boards have resolved to recommend to the Annual General Meetings to be held on May 8, 2002 the declaration of final dividends in respect of 2001 on the Ordinary capitals at the following rates which are equivalent in value at the rate of exchange applied in terms of the Equalization Agreement between the two companies:

N.V. € 1.06 per ordinary share (2000: € 0.95), bringing the total of N.V.'s dividend for 2001 to € 1.56 per ordinary share (2000: € 1.43).

PLC 9.89p per ordinary share (2000: 8.67p), bringing the total of PLC's dividend for 2001 to 14.54p per ordinary share (2000:13.07p).

The N.V. final dividend will be paid on June 10, 2002, to shareholders registered at close of business on May 9, 2002.

The PLC final dividend will be paid on June 10, 2002, to shareholders registered at close of business on May 17, 2002.

DIVIDENDS ON NEW YORK SHARES OF N.V.

U.S. Dollar checks for the final dividend on the New York Shares of €0.51* nominal amount after deduction of Netherlands withholding tax at the appropriate rate, converted at the Euro/Dollar rate of exchange in Amsterdam on May 8, 2002 will be mailed on June 7, 2002, to holders of record at the close of business on May 17, 2002. If converted at the Euro/Dollar rate of exchange at noon on February 13, 2002 the final dividend would be U.S.$0.927182 per New York share (2000 final dividend: U.S.$0.838565 actual payment) before deduction of Netherlands withholding tax. With the interim dividend in respect of 2001 of U.S.$0.454850 at the actual Euro/Dollar conversion rate, already paid, this would result in a total for interim and final dividends in respect of 2001 of U.S. $1.382032 per New York Share (2000: U.S. $1.253573 actual payment).

DIVIDENDS ON AMERICAN SHARES OF PLC

U.S. Dollar checks for the final dividend on the American Depositary Receipts in PLC converted at the Sterling/Dollar rate of exchange current in London on May 8, 2002 will be mailed on June 7, 2002, to holders of record at the close of business on May 17, 2002. Each American Depositary Receipt in PLC represents four 1.4p ordinary shares in PLC. The PLC final dividend will therefore be 39.56p per American Depositary Receipt. If converted at the Sterling/Dollar rate of exchange at noon on February 13, 2002, the PLC final dividend would be U.S. $0.5669 per American Depositary Receipt (2000 final dividend: U.S. $0.4978 actual payment). With the interim dividend in respect of 2001 of U.S. $0.2702 at the actual Sterling/Dollar conversion rate, already paid, this would result in a total for interim and final dividends in respect of 2001 of U.S. $0.8371 per American Depositary Receipt (2000: U.S. $0.7551 actual payment).

* The euro amounts of share capital shown above are representations in euros on the basis of article 67c Book 2 Dutch Civil Code of underlying amounts of share capital in Dutch guilders.

Combined earnings per share

The combined earnings per share calculations are based on the average number of share units representing the combined ordinary shares of N.V. and PLC in issue during the year, less the average number of shares held to meet options granted under various employee share plans.

The number of combined share units is calculated from the underlying N.V. and PLC shares using the exchange rate of £1 = €5.445, in accordance with the Equalization Agreement.

The diluted earnings per share are based on the average number of share units, plus all shares under option, together with certain PLC shares which may be issued in 2038 under the arrangements for the variation of the Leverhulme Trust. The number of shares is reduced, in accordance with FRS 14, by the number of shares that could be purchased at fair value with the expected proceeds from the exercise of options by employees.

Earnings per share in Euro for the year

	Constant rates		Current rates	
	2001	2000	2001	2000
	Thousands of units			
Average number of combined share units of €0.51	982,845	989,217	982,845	989,217
Average number of combined share units of 1.4p	6,552,302	6,594,782	6,552,302	6,594,782
COMBINED EPS				
Net profit	1,858	1,118	1,838	1,105
Less: Preference dividends	(51)	(44)	(51)	(44)
Net profit attributable to ordinary capital	1,807	1,074	1,787	1,061
Combined EPS per €0.51 (Euros)	1.84	1.09	1.82	1.07
Combined EPS per 1.4p (Euro cents)	27.57	16.29	27.27	16.08
COMBINED EPS – BEIA				
Net profit	1,858	1,118	1,838	1,105
Add back exceptional items net of tax	383	1,708	358	1,709
Add back amortization of goodwill / intangibles net of tax	1,385	402	1,371	409
Add back exceptional items and amortization in minority interests net of tax	(24)	-	(24)	-
Net profit beia	3,602	3,228	3,543	3,223
Less: Preference dividends	(51)	(44)	(51)	(44)
Net profit attributable to ordinary capital – beia	3,551	3,184	3,492	3,179
Combined EPS beia per €0.51 (Euros)	3.61	3.22	3.55	3.21
Combined EPS beia per 1.4p (Euro cents)	54.19	48.28	53.29	48.20
COMBINED EPS – Diluted				
	Thousands of units			
Adjusted average combined share units of €0.51	1,010,009	1,014,275	1,010,009	1,014,275
Adjusted average combined share units of 1.4p	6,733,393	6,761,833	6,733,393	6,761,833
Net profit attributable to ordinary capital	1,807	1,074	1,787	1,061
Combined diluted EPS per €0.51 (Euros)	1.79	1.06	1.77	1.05
Combined diluted EPS per 1.4p (Euro cents)	26.83	15.88	26.54	15.69

Dates

The Annual Report & Accounts 2001 will be published on March 28, 2002.

The provisional results for the first quarter 2002 will be published on Friday, April 26, 2002.

SUPPLEMENTARY INFORMATION ON UNILEVER GROUP RESULTS

€ Millions (provisional)

EXCEPTIONAL ITEMS IN OPERATING PROFIT	2001**	2001*	2000*
Restructuring	(1,515)	(1,564)	(1,149)
Others including business disposals	927	944	(842)
	(588)	(620)	(1,991)
By geographical area			
Europe	254	270	(561)
North America	(285)	(281)	(1,132)
Africa, Middle East and Turkey	(139)	(160)	(16)
Asia and Pacific	(157)	(166)	(109)
Latin America	(261)	(283)	(173)
	(588)	(620)	(1,991)
By operation			
Foods	(363)	(387)	(604)
Oil and dairy based foods and bakery	(292)	(303)	(22)
Ice Cream and beverages	(364)	(375)	(260)
Culinary and frozen foods	293	291	(322)
Home Care and Professional Cleaning	(201)	(209)	(322)
Personal Care	(49)	(50)	(1,069)
Other Operations	25	26	4
	(588)	(620)	(1,991)

CAPITAL EXPENDITURE	(at current average exchange rates)	
By geographical area	2001	2000
Europe	631	605
North America	355	310
Africa, Middle East and Turkey	114	116
Asia and Pacific	217	183
Latin America	196	142
	1,513	1,356
By operation		
Foods	810	704
Home Care, Professional Cleaning and Personal Care	678	619
Other Operations	25	33
	1,513	1,356

* at constant 2000 annual average exchange rates
** at exchange rates current in the year

€ Millions (provisional)

	(At current average exchange rates) 2001	2000
RESEARCH AND DEVELOPMENT EXPENDITURE	1,178	1,187
ADVERTISING AND PROMOTIONS	6,648	6,545
PERSONNEL NUMBERS BY GEOGRAPHICAL AREA	(Average in Thousands)	
(Parent and group companies)		
Europe	75	74
North America	30	27
Africa, Middle East and Turkey	49	48
Asia and Pacific	84	79
Latin America	41	33
	279	261

CONSOLIDATED PROFIT AND LOSS ACCOUNT - CONSTANT EXCHANGE RATES (unaudited)

In the profit and loss account given below, the results in both years have been translated at constant exchange rates, being the annual average exchange rates for 2000. This reporting convention facilitates comparisons since the impact of exchange rate fluctuations is eliminated. This translation has been prepared solely for the convenience of users and does not form part of Unilever's accounts.

Fourth Quarter 2001	Fourth Quarter 2000	% Incr./ (Decr.)	U.S. $ Millions – constant	Full Year 2001	Full Year 2000	% Incr /(Decr.)
12,336	12,407	(1)%	**TOTAL TURNOVER**	49,165	44,200	11 %
(178)	(187)		Less: Share of turnover of joint ventures	(660)	(436)	
12,158	12,220	- %	**GROUP TURNOVER**	48,505	43,764	11 %
829	(292)	384 %	**GROUP OPERATING PROFIT / (LOSS)**	4,857	3,040	60 %
1,728	1,431	21 %	Group operating profit beia *	6,715	5,265	28 %
(570)	(1,402)		Exceptional items	(571)	(1,833)	
(329)	(321)		Amortization of goodwill and intangibles	(1,287)	(392)	
30	21		Add: Share of operating profit of joint ventures	78	52	
859	(271)	418 %	**TOTAL OPERATING PROFIT / (LOSS)**	4,935	3,092	60 %
1,767	1,460	21 %	Total operating profit beia *	6,828	5,325	28 %
(570)	(1,402)		Exceptional items	(571)	(1,833)	
(338)	(329)		Amortization of goodwill and intangibles	(1,322)	(400)	
5	(4)		Other income from fixed investments	11	(3)	
(364)	(413)		Interest	(1,541)	(567)	
500	(688)	173 %	**PROFIT / (LOSS) BEFORE TAXATION**	3,405	2,522	35 %
(236)	(156)		Taxation	(1,465)	(1,294)	
264	(844)	131 %	**PROFIT / (LOSS) AFTER TAXATION**	1,940	1,228	58 %
(53)	(58)		Minority Interests	(229)	(198)	
211	(902)	123 %	**NET PROFIT / (LOSS) AT CONSTANT 2000 EXCHANGE RATES**	1,711	1,030	66 %
926	656	41 %	**Net Profit before exceptional items & amortization of goodwill and intangibles (Constant rates)**	3,316	2,972	12 %

* beia means before exceptional items and amortization of goodwill and intangibles.

CONSOLIDATED PROFIT AND LOSS ACCOUNT - CURRENT EXCHANGE RATES (unaudited)

The profit and loss account given below is stated at current exchange rates i.e. the results in both years have been translated at the exchange rates prevailing during the appropriate period; further information is given on page 12. The reported results are therefore impacted by exchange rate movements between the periods. This translation has been prepared solely for the convenience of users and does not form part of Unilever's accounts.

Fourth Quarter 2001	Fourth Quarter 2000	% Incr./ (Decr.)	U.S. $ Millions – current	Full Year 2001	Full Year 2000	% Incr /(Decr.)
11,697	12,120	(3)%	**TOTAL TURNOVER**	46,740	44,254	6 %
(163)	(193)		Less: Share of turnover of joint ventures	(619)	(445)	
11,534	11,927	(3)%	**GROUP TURNOVER**	46,121	43,809	5 %
789	(337)	334 %	**GROUP OPERATING PROFIT / (LOSS)**	4,632	3,040	52 %
1,650	1,390	19 %	Group operating profit beia *	6,400	5,274	21 %
(545)	(1,399)		Exceptional items	(526)	(1,834)	
(316)	(328)		Amortization of goodwill and intangibles	(1,242)	(400)	
28	21		Add: Share of operating profit of joint ventures	75	52	
817	(316)	359 %	**TOTAL OPERATING PROFIT / (LOSS)**	4,707	3,092	52 %
1,687	1,419	19 %	Total operating profit beia *	6.508	5,334	22 %
(545)	(1,399)		Exceptional items	(526)	(1,834)	
(325)	(336)		Amortization of goodwill and intangibles	(1,275)	(408)	
5	(4)		Other income from fixed investments	11	(3)	
(348)	(429)		Interest	(1,473)	(582)	
474	(749)	163 %	**PROFIT / (LOSS) BEFORE TAXATION**	3,245	2,507	29 %
(216)	(139)		Taxation	(1,385)	(1,292)	
258	(888)	129 %	**PROFIT / (LOSS) AFTER TAXATION**	1,860	1,215	53 %
(51)	(57)		Minority Interests	(214)	(198)	
207	(945)	122 %	**NET PROFIT / (LOSS) AT EXCHANGE RATES CURRENT IN EACH PERIOD**	1,646	1,017	62 %
893	614	45 %	**Net Profit before exceptional items & amortization of goodwill and intangibles**	3,172	2,967	7 %
$	$		COMBINED EARNINGS PER SHARE (Current rates)	$	$	
0.20	(0.96)	121 %	- per €0.51 ordinary share	1.63	0.99	65 %
0.19	(0.94)	121 %	- per €0.51 ordinary share – diluted	1.58	0.96	65 %
0.12	(0.58)	121 %	- per 5.6p ordinary share	0.98	0.59	65 %
0.12	(0.56)	121 %	- per 5.6p ordinary share – diluted	0.95	0.58	65 %
			Preference dividends	(46)	(41)	
			Dividends on ordinary capital	(1,369)	(1,302)	
			Result for the year retained	231	(326)	

*** beia means before exceptional items and amortization of goodwill and intangibles**

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES (unaudited)

U.S. $ Millions

	Full Year 2001	Full Year 2000
Net profit	1,646	1,017
Currency retranslation *	(1,263)	(698)
Total recognized gains	383	319

MOVEMENTS IN SHAREHOLDERS' EQUITY (unaudited)

U.S. $ Millions

	Full Year 2001	Full Year 2000
Shareholders' equity as of January 1	7,600	7,797
Net profit	1,646	1,017
Dividends	(1,415)	(1,343)
Goodwill movements	245	1,098
Currency retranslation *	(1,314)	(799)
Change in number of shares or certificates of shares held in connection with share options	(391)	(170)
Shareholders' equity as of December 31	6,371	7,600

SUMMARY BALANCE SHEET (unaudited)

U.S. $ Millions

	As of December 31 2001	As of December 31 2000
Goodwill and Acquired businesses held for resale	22,221	26,172
Fixed assets	8,964	10,230
Stocks	4,731	5,043
Debtors	8,937	9,133
Cash and current investments	2,037	3,045
Trade & other creditors	(11,278)	(11,822)
	35,612	41,801
Borrowings	22,577	27,668
Provisions for liabilities and charges	6,076	5,958
Minority interests	588	575
Capital and reserves	6,371	7,600
	35,612	41,801

* Includes a currency retranslation loss of US $(420) million due to the devaluation of the Argentinian peso.

CASH FLOW STATEMENT (unaudited)

U.S. $ Millions	Full Year 2001	Full Year 2000
Cash flow from operating activities *	6,713	6,203
Dividends from joint ventures	73	35
Returns on investments and servicing of finance	(1,689)	(735)
Taxation	(1,975)	(1,596)
Capital expenditure and financial investment	(1,216)	(977)
Acquisitions and disposals	3,113	(24,142)
Dividends paid on ordinary share capital	(1,272)	(1,257)
CASH INFLOW / (OUTFLOW) BEFORE MANAGEMENT OF LIQUID RESOURCES AND FINANCING	3,747	(22,469)
Management of liquid resources	991	2,268
Financing	(4,564)	21,085
INCREASE / (DECREASE) IN CASH IN THE PERIOD	174	884

RECONCILIATION OF CASH FLOW TO MOVEMENT IN NET FUNDS/(DEBT) (unaudited)

NET FUNDS / (DEBT) AS OF JANUARY 1	(24,623)	687
INCREASE / (DECREASE) IN CASH IN THE PERIOD	174	884
Cash flow from (increase) / decrease in borrowings	4,562	(21,102)
Cash flow from increase / (decrease) in liquid resources	(991)	(2,268)
Change in net funds / (debt) resulting from cash flows	3,745	(22,486)
Borrowings within group companies acquired	-	(2,728)
Borrowings within group companies sold	3	2
Liquid resources within group companies acquired	-	12
Liquid resources within group companies sold	-	-
Non cash movements	(365)	419
Currency retranslation	700	(529)
MOVEMENT IN NET FUNDS / (DEBT) IN THE PERIOD	4,083	(25,310)
NET FUNDS / (DEBT) AS OF DECEMBER 31	(20,540)	(24,623)

* Includes payments of U.S. $477 million in 2000 to settle share options and similar obligations in Bestfoods consequent to the change of control.

GEOGRAPHICAL ANALYSIS (unaudited)

Fourth Quarter			U.S. $ Millions	Full Year			
2001*	2000*	% Incr./ (Decr.)*		2001**	2001*	2000*	% Incr./ (Decr.) *
12,336	12,407	(1)%	**TOTAL TURNOVER**	46,740	49,165	44,200	11 %
4,517	4,655	(3)%	Europe	18,103	18,629	17,558	6 %
3,050	3,126	(2)%	North America	12,426	12,469	10,753	16 %
917	897	2 %	Africa, Middle East & Turkey	3,093	3,538	3,222	10 %
2,039	1,995	2 %	Asia and Pacific	7,204	7,879	7,449	6 %
1,813	1,734	5 %	Latin America	5,914	6,650	5,218	27 %
1,767	1,460	21 %	**TOTAL OPERATING PROFIT** before exceptional items and amortization of goodwill and intangibles	6,508	6,828	5,325	28 %
605	445	36 %	Europe	2,657	2,742	2,227	23 %
523	482	9 %	North America	1,766	1,771	1,375	29 %
98	91	8 %	Africa, Middle East & Turkey	340	388	322	21 %
303	211	44 %	Asia and Pacific	964	1,063	838	27 %
238	231	3 %	Latin America	781	864	563	53 %
14.3 %	11.8 %		**TOTAL OPERATING MARGIN** before exceptional items and amortization of goodwill and intangibles	13.9 %	13.9 %	12.0%	
13.4 %	9.6 %		Europe	14.7 %	14.7 %	12.7 %	
17.1 %	15.4 %		North America	14.2 %	14.2 %	12.8 %	
10.7 %	10.2 %		Africa, Middle East and Turkey	11.0 %	11.0 %	10.0 %	
14.9 %	10.5 %		Asia and Pacific	13.4 %	13.5 %	11.2 %	
13.1 %	13.4 %		Latin America	13.2 %	13.0 %	10.8 %	

* at constant 2000 annual average exchange rates.
** at exchange rates current in the year.

OPERATIONAL ANALYSIS (unaudited)

Fourth Quarter 2001 *	Fourth Quarter 2000 *	% Incr./ (Decr.)*	U.S. $ Millions	Full Year 2001 **	Full Year 2001 *	Full Year 2000 *	% Incr./ (Decr.)*
12,336	12,407	(1)%	**TOTAL TURNOVER**	46,740	49,165	44,200	11 %
6,570	6,679	(2)%	Foods	25,782	26,871	22,335	20 %
2,220	2,211	1 %	Oil and dairy based foods and bakery	7,801	8,149	7,385	10 %
1,364	1,448	(6)%	Ice cream and beverages	7,018	7,332	7,194	2 %
2,986	3,020	(1)%	Culinary and frozen products	10,963	11,390	7,756	47 %
2,506	2,404	4 %	Home Care and Professional Cleaning	9,371	10,021	9,468	6 %
3,087	3,107	(1)%	Personal Care	11,021	11,679	11,591	1 %
173	217	(20)%	Other Operations	566	594	806	(26)%
1,767	1,460	21 %	**TOTAL OPERATING PROFIT / (LOSS)** before exceptional items and amortization of goodwill and intangibles	6,508	6,828	5,325	28 %
1,006	701	43 %	Foods	3,706	3,836	2,582	49 %
427	297	44 %	Oil and dairy based foods and bakery	1,194	1,238	974	27 %
45	(78)	163 %	Ice cream and beverages	779	811	624	29 %
534	482	12 %	Culinary and frozen products	1,733	1,787	984	82 %
181	193	(6)%	Home Care and Professional Cleaning	793	853	845	1 %
575	552	4 %	Personal Care	1,987	2,115	1,872	13 %
5	14	(61)%	Other Operations	22	24	26	(7)%
14.3 %	11.8 %		**TOTAL OPERATING MARGIN** before exceptional items and amortization of goodwill and intangibles	13.9 %	13.9 %	12.0 %	
15.3 %	10.5 %		Foods	14.4 %	14.3 %	11.6 %	
19.2 %	13.4 %		Oil and dairy based foods and bakery	15.3 %	15.2 %	13.2 %	
3.3 %	(5.1)%		Ice cream and beverages	11.1 %	11.1 %	8.7 %	
17.9 %	15.8 %		Culinary and frozen products	15.8 %	15.7 %	12.7 %	
7.2 %	8.0 %		Home Care and Professional Cleaning	8.5 %	8.5 %	8.9 %	
18.6 %	17.8 %		Personal Care	18.0 %	18.1 %	16.2 %	
2.7 %	5.7 %		Other Operations	3.8 %	4.0 %	3.0 %	

* at constant 2000 annual average exchange rates.

** at exchange rates current in the year.

Earnings per share in U.S. Dollars for the year

	Constant rates 2001	Constant rates 2000	Current rates 2001	Current rates 2000
	Thousands of units			
Average number of combined share units of €0.51	982,845	989,217	982,845	989,217
Average number of combined share units of 5.6p	1,638,076	1,648,696	1,638,076	1,648,696
COMBINED EPS				
Net profit	1,711	1,030	1,646	1,017
Less: Preference dividends	(47)	(41)	(46)	(41)
Net profit attributable to ordinary capital	1,664	989	1,600	976
Combined EPS per €0.51	$1.69	$1.00	$1.63	$0.99
Combined EPS per 5.6p	$1.02	$0.60	$0.98	$0.59
COMBINED EPS – BEIA				
Net profit	1,711	1,030	1,646	1,017
Add back exceptional items net of tax	351	1,573	320	1,574
Add back amortization of goodwill / intangibles net of tax	1,275	369	1,227	376
Add back exceptional items and amortization in minority interests net of tax	(21)	-	(21)	-
Net profit beia	3,316	2,972	3,172	2,967
Less: Preference dividends	(47)	(41)	(46)	(41)
Net profit attributable to ordinary capital - beia	3,269	2,931	3,126	2,926
Combined EPS beia per €0.51	$3.33	$2.96	$3.18	$2.96
Combined EPS beia per 5.6p	$2.00	$1.78	$1.91	$1.77
COMBINED EPS – Diluted				
	Thousands of units			
Adjusted average combined share units of €0.51	1,010,009	1,014,275	1,010,009	1,014,275
Adjusted average combined share units of 5.6p	1,683,348	1,690,458	1,683,348	1,690,458
Net profit attributable to ordinary capital	1,664	989	1,600	976
Combined diluted EPS per €0.51	$1.65	$0.98	$1.58	$0.96
Combined diluted EPS per 5.6p	$0.99	$0.59	$0.95	$0.58

SUPPLEMENTARY INFORMATION ON UNILEVER GROUP RESULTS

U.S. $ Millions (provisional)

EXCEPTIONAL ITEMS IN OPERATING PROFIT	2001**	2001*	2000*
Restructuring	(1,356)	(1,440)	(1,058)
Others including business disposals	830	869	(775)
	(526)	(571)	(1,833)
By geographical area			
Europe	227	248	(516)
North America	(255)	(258)	(1,042)
Africa, Middle East and Turkey	(125)	(148)	(15)
Asia and Pacific	(140)	(153)	(101)
Latin America	(233)	(260)	(159)
	(526)	(571)	(1,833)
By operation			
Foods	(325)	(356)	(555)
Oil and dairy based foods and bakery	(261)	(279)	(20)
Ice Cream and beverages	(326)	(345)	(239)
Culinary and frozen foods	262	268	(296)
Home Care and Professional Cleaning	(180)	(193)	(297)
Personal Care	(44)	(46)	(984)
Other Operations	23	24	3
	(526)	(571)	(1,833)

CAPITAL EXPENDITURE	(at current average exchange rates)	
By geographical area	2001	2000
Europe	565	585
North America	318	285
Africa, Middle East and Turkey	102	79
Asia and Pacific	194	169
Latin America	175	131
	1,354	1,249
By operation		
Foods	725	649
Home Care, Professional Cleaning and Personal Care	607	570
Other Operations	22	30
	1,354	1,249

* at constant 2000 annual average exchange rates
** at exchange rates current in the year

U.S. $ Millions (provisional)

	(At current average exchange rates) 2001	2000
RESEARCH AND DEVELOPMENT EXPENDITURE	1,055	1,093
ADVERTISING AND PROMOTIONS	5,952	6,027
PERSONNEL NUMBERS BY GEOGRAPHICAL AREA	(Average in Thousands)	
(Parent and group companies)		
Europe	75	74
North America	30	27
Africa, Middle East and Turkey	49	48
Asia and Pacific	84	79
Latin America	41	33
	279	261

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/s/ S. G. Williams

By S. G. WILLIAMS
SECRETARY

Date: February 14, 2002